METALLA ANNOUNCES VOTING RESULTS FROM ANNUAL GENERAL MEETING AND INVESTMENT FROM SANDEEP SINGH

FOR IMMEDIATE RELEASE	TSXV: MTA
June 23, 2026	NYSE AMERICAN: MTA

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (NYSE American: MTA) (TSXV: MTA) is pleased to announce the voting results for its annual general meeting of shareholders held on June 23, 2026 (the "Meeting") where all director nominations and other items recommended by the board of directors of the Company (the "Board") were approved.

Detailed results of the vote for the Board are shown below:

NOMINEE	NUMBER OF SHARES		PERCENTAGE OF VOTES CAST
	FOR	WITHHELD	FOR	WITHHELD
Brett Heath	38,855,956	318,842	99.19%	0.81%
Lawrence Roulston	37,519,515	1,655,283	95.77%	4.23%
Alexander Molyneux	38,860,227	314,571	99.20%	0.80%
James Beeby	38,712,548	462,250	98.82%	1.18%
Amanda Johnston	38,805,109	369,689	99.06%	0.94%
Christopher Beer	38,357,790	817,008	97.91%	2.09%
Sandeep Singh	38,891,993	282,805	99.28%	0.72%

The appointment of KPMG LLP as the auditor of the Company and approval of the Company's share compensation plan was also approved by shareholders at the Meeting.

SANDEEP SINGH INVESTMENT AND RESTRICTED SHARE UNIT AWARD

Concurrent with his election as a non-executive Director at the Meeting, the Company is also pleased to announce Sandeep Singh has purchased 150,000 common shares of Metalla in the market, representing an investment of approximately C$1.1 million. Metalla has awarded, in accordance with the Company's share compensation plan, an aggregate of 150,000 restricted share units (each "RSU") to Mr. Singh to match his investment. The RSUs will vest in three equal installments annually from the date of grant. Each vested RSU will entitle the holder to receive one common share of the Company upon vesting.

ABOUT METALLA

Metalla provides shareholders with leveraged gold, silver, and copper exposure by acquiring royalties and streams. Our goal is to increase share value by accumulating a diversified portfolio of royalties and streams with attractive returns. Our strong foundation of current and future cash-generating asset base, combined with an experienced team, gives Metalla a path to become one of the leading royalty companies.

For further information, please visit our website at www.metallaroyalty.com.

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

Chief Executive Officer

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, Chief Executive Officer

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email: kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this alert.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements and information include, but are not limited to, the potential for Metalla to become one of the leading precious metal royalty and streaming companies. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the impact of general business and economic conditions and other related risks and uncertainties including other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent annual information form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements.